Kingscrowd, LLC
Statements of Changes in Members' Equity
From December 14, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Membership Interests		Paid-in-Capital	Retained Deficit	Total Members' Equity
	Units	Amount			
Balance, December 14, 2017 (Inception)	1,600,000	$ -	$ -	$ -	$ -
Net loss				-	-
Balance, December 31, 2017	1,600,000	$ -	$ -	$ -	$ -